Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    CoolBrands International Inc. reports financial results for the three months ended November 30, 2006 ("Fiscal 2007 First Quarter")

    TORONTO, March 14 /CNW/ - CoolBrands International Inc. (TSX: COB.A) (the
"Company") today announced its operating results for Fiscal 2007 First
Quarter.

    Operating results (amounts expressed in 000's, except per share data, reported in USD)

    The Company reported a net loss of $(4,845), or $(0.09) per basic and fully diluted share, in the Fiscal 2007 First Quarter, which was comprised of a net loss from continuing operations of $(7,126), or $(0.13) per basic and fully diluted share, offset by net income from discontinued operations of
$2,281, or $0.04 per basic and fully diluted share, which included a gain on sale of discontinued operations of $1,679, or $0.03 per basic and fully diluted share. The Company recorded a net loss of $(4,404), or $(0.08) per basic and fully diluted share for the three months ended November 30, 2005
("Fiscal 2006 First Quarter"), which was comprised of a loss from continuing operations of $(4,082), or $(0.07) per basic and fully diluted share, and a loss from discontinued operations of $(322), or $(0.01) per basic and fully diluted share. The Fiscal 2007 First Quarter was impacted by a non-cash charge of $1,764 with respect to warrants issued to Mr. Michael Serruya for services provided, which is included in selling, general and administrative expense.
    For the Fiscal 2007 First Quarter, net sales from continuing operations decreased to $7,755, compared to $22,104 for the Fiscal 2006 First Quarter, a
64.9% decrease. The decrease was attributable to the closing of the Americana
Foods L.P. plant (the Company's 50.1% subsidiary that accounted for $50,745 in annual net sales in Fiscal 2006 but was generating significant operating losses) in October 2006, lack of promotion of existing products, and service and production issues that adversely impacted sales.

    Cash and working capital

    Cash, investments, and restricted cash increased to $1,634 at
November 30, 2006, compared to $393 at August 31, 2006, principally due to the proceeds from sales of businesses after reducing debt and paying related expenses. The working capital deficit decreased to $(22,345) at November 30,
2006, compared to $(23,992) at August 31, 2006. The current ratio declined to
0.66 to 1.0 at November 30, 2006 from 0.75 to 1.0 at August 31, 2006.

    Business update

    During the Fiscal 2007 First Quarter, the Company completed the sale of its dairy component segment and substantially all of its direct store door operations ("EPFD") generating proceeds of approximately $12,636, substantially all of which has been collected. Also, the Company sold its food service and yogurt segments to unaffiliated third parties in January 2007. As the result of these sales, the Company now only operates in the frozen dessert segment. Additionally, as the result of the proceeds from these sales, the
Company has sufficient liquidity to fund operations for the foreseeable future. However, the Company may not be able to reduce expenses to a level sufficient to make the Company's remaining operations profitable. The Company is currently evaluating whether to sell its remaining assets or rebuild the business.

    Litigation Update

    In connection with the sale of a portion of its businesses and assets, the Company has mutually terminated the license agreements with certain licensors. The ability of the Company to effect the termination of the remainder of its licenses on favorable terms is uncertain. The Company was served notice on March 12, 2007 by Godiva Chocolatier, Inc. and Godiva Brands,
Inc. alleging that the Company has breached its license agreement and the licensor has filed a claim in the Supreme Court of the State of New York for damages of $14 million for breach of contract plus additional damages. The outcome and resolution of such claim is uncertain at this time.

    Other

    Further to the Corporation's press release dated October 4, 2006 in which
CoolBrands stated that it would not meet the statutory filing deadline for its audited annual financial statements, related management's discussion and analysis and annual information form for its financial year ended August 31,
2006, the Company filed its audited annual financial statements and related management's discussion and analysis with the applicable Canadian securities regulators on January 29, 2007. CoolBrands filed its annual information form on February 28, 2007.
    In the Management's Discussion and Analysis of financial results accompanying the Company's first quarter financial statements for the three month period ended November 30, 2006, management identified certain material weaknesses and deficiencies in internal controls over financial reporting. As described above, the Company has undergone a significant downsizing and has sold or closed down a significant portion of its businesses. The Company expects that its financial reporting will become less complicated and management is designing processes and procedures appropriate for the organization. As a result of the identified control weaknesses, the Company will not be filing the certifications of its Chief Executive Officer and Chief
Financial Officer in respect of the Fiscal 2007 First Quarter financial results as required by Multinational Instrument 52-109 of the Canadian
Securities Administrators.

    About CoolBrands International Inc.: CoolBrands is focused on marketing and selling ice creams and frozen snacks under nationally and internationally recognized brand names.

    Forward Looking Statements

    This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding CoolBrands' financial position and business strategy. These statements may be identified by the fact that they use such words as
"anticipate", "estimate", "expect", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in CoolBrands' products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, CoolBrands' relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. CoolBrands undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. CoolBrands International Inc.

    <<
    CoolBrands International Inc.
    Consolidated Balance Sheets
    As at November 30, 2006 and August 31, 2006
    -------------------------------------------------------------------------
    (Unaudited)
    (Amounts expressed in thousands of U.S. dollars)

                                                   November 30,    August 31,
                                                          2006          2006
    Assets
    Current assets:
      Cash                                          $    1,634    $      393
      Receivables, net                                   1,867         9,980
      Inventories                                        4,069         6,978
      Income taxes recoverable                          11,000        11,000
      Prepaid expenses                                     861           740
      Current assets of discontinued operations
       held for sale                                    24,049        43,174
                                                    -------------------------

    Total current assets                                43,480        72,265

    Non-current assets of discontinued operations
     held for sale                                      60,505        64,498

    Property, plant and equipment                        2,902         3,918

    Property, plant and equipment subject to
     bankruptcy proceeding                              18,061        18,386

    Intangible and other assets                          1,550           993

    Goodwill                                               488           488
                                                    -------------------------

                                                    $  126,986    $  160,548
                                                    -------------------------
                                                    -------------------------
    Liabilities and Shareholders' Equity
    Current liabilities:
      Secured notes payable to a related company    $   21,674    $        -
      Notes payable in default                             696        10,077
      Notes payable of majority owned subsidiary
       in default                                            -        23,501
      Accounts payable                                  14,349        18,740
      Accrued  liabilities                              13,638        14,615
      Current liabilities of discontinued
       operations held for sale                         11,069        24,897
      Income taxes payable                                 138           140
      Other liabilities                                  4,261         4,287
                                                    -------------------------

    Total current liabilities                           65,825        96,257

    Long-term debt, including obligations under
     capital leases                                        314           348

    Non-current liabilities of discontinued
     operations held for sale                              825           825

    Deferred income taxes                                2,000         2,000
                                                    -------------------------

    Total liabilities                                   68,964        99,430
                                                    -------------------------

    Commitments and contingencies

    Shareholders' Equity:

    Capital stock                                       97,804        97,804

    Additional paid-in-capital                          40,581        38,812

    Accumulated other comprehensive loss                (1,484)       (1,464)

    Accumulated deficit                                (78,879)      (74,034)
                                                    -------------------------

    Total shareholders' equity                          58,022        61,118
                                                    -------------------------

                                                    $  126,986    $  160,548
                                                    -------------------------
                                                    -------------------------

    CoolBrands International Inc.
    Consolidated Statements of Operations
    For the three months ended November 30, 2006 and 2005
    -------------------------------------------------------------------------
    (Unaudited)
    (Amounts expressed in thousands of U.S. dollars,
     except for per share data)

                                                  For the three months ended
                                                   November 30,  November 30,
                                                          2006          2005

    Net revenues:
      Net sales                                     $    7,755    $   22,104

      Royalties, licensing, and consumer products
       license revenue and other income                    258           816

                                                    -----------   -----------
    Total net revenues                                   8,013        22,920
                                                    -----------   -----------

      Cost of goods sold                                 6,548        22,439
      Selling, general and administrative expenses       7,455         8,825
      Interest expense                                     411           397
      Provision for impairment                             725             -
                                                    -----------   -----------
    Loss from continuing operations before income
     taxes and minority interest                        (7,126)       (8,741)

    Minority interest                                        -        (1,770)
                                                    -----------   -----------

    Loss before income taxes                            (7,126)       (6,971)

    Recovery of income taxes                                 -        (2,889)
                                                    -----------   -----------

    Net loss from continuing operations                 (7,126)       (4,082)
                                                    -----------   -----------

    Discontinued operations:

    Income (loss) from discontinued operations             602          (322)
    Gain on sale of discontinued operations              1,679             -
                                                    -----------   -----------
    Net income (loss) from discontinued operations       2,281          (322)
                                                    -----------   -----------
    Net loss                                        $   (4,845)   $   (4,404)
                                                    -----------   -----------
                                                    -----------   -----------

    Per share data:
    (Loss) earnings per share (basic and diluted):
    Continuing operations                           $    (0.13)   $    (0.07)
    Discontinued operations                               0.04         (0.01)
                                                    -----------   -----------

                                                    $    (0.09)   $    (0.08)
                                                    -----------   -----------
                                                    -----------   -----------

    Weighted average shares outstanding:

      Shares used in per share calculation - basic      56,075        56,012
      Shares used in per share calculation - diluted    56,075        56,012

    CoolBrands International Inc.
    Consolidated Statements of Shareholders' Equity
    For the three months ended November 30, 2006
    -------------------------------------------------------------------------
    (Unaudited)
    (Amounts expressed in thousands of U.S. dollars)

                                             Accumu-
                                               lated
                                               other                   Total
                              Additional     compre-     Accumu-      share-
                     Capital    paid-in-     hensive       lated     holders'
                       stock     capital      losses     deficit      equity
                    ---------------------------------------------------------
    Balance at
     August 31,
     2006           $ 97,804    $ 38,812    $ (1,464)   $(74,034)   $ 61,118

    Comprehensive
     loss:

    Net loss                                              (4,845)     (4,845)

    Other
     comprehensive
     loss, net of
     income taxes:

    Currency
     translation
     adjustment                                  (20)                    (20)
                                                                    ---------

    Total
     comprehensive
     loss                                                             (4,865)

    Fair value of
     warrants
     granted for
     services                      1,764                               1,764

    Stock-based
     compensation
     expense                           5                                   5
                    ---------------------------------------------------------

    Balance at
     November 30,
     2006           $ 97,804    $ 40,581    $ (1,484)   $(78,879)   $ 58,022
                    ---------------------------------------------------------
                    ---------------------------------------------------------

    CoolBrands International Inc.
    Consolidated Statements of Cash Flows
    For the three months ended November 30, 2006 and 2005
    -------------------------------------------------------------------------
    (Unaudited)
    (Amounts expressed thousands of U.S. dollars)

                                                  For the three months ended
                                                   November 30,  November 30,
                                                          2006          2005

    Cash and short term investments
     provided by (used in):
    Operating activities:
    Net loss                                        $   (4,845)   $   (4,404)
    Adjustments to reconcile net loss to
     net cash flows from operating activities
      Net loss (income) from discontinued operations      (602)          322
      Gain on sale of discontinued operations           (1,679)            -
      Provision for asset impairment                       725             -
      Depreciation and amortization                        573         1,316
      Stock-based compensation expense                       5           263
      Fair value of warrants issued for services         1,764             -
      Expenses paid in connection with purchase
       of indebtedness                                     267             -
      Excess tax benefits from stock-based
       compensation                                          -          (104)
      Other                                                261             -
      Deferred income taxes                                  -        (1,303)
      Minority interest                                      -        (1,770)
    Cash effect of changes from continuing operations:
      Receivables                                        8,064        10,950
      Allowance for doubtful accounts                       49            45
      Inventories                                        2,909           673
      Income taxes recoverable                               -           488
      Prepaid expenses                                    (121)         (186)
      Accounts payable                                  (4,391)      (11,515)
      Payables - affiliates                                  -           (65)
      Accrued liabilities                               (1,650)         (366)
      Income taxes payable                                  (2)            -
      Other assets                                        (557)         (418)
      Other liabilities                                    (26)          (76)
                                                    -------------------------
    Cash (used in) provided by operating activities        744        (6,150)
                                                    -------------------------
    Investing activities:
      Purchase of property, plant and equipment              -          (705)
      Redemption of investments                              -         7,500
      Change of notes receivable                             -            58
                                                    -------------------------
    Cash provided by investing activities                    -         6,853
                                                    -------------------------

    Financing activities:
      Proceeds from issuance of Class A and B shares         -            92
      Change in revolving line of credit, secured       (9,381)         (770)
      Repayment of notes payable of majority owned
       subsidiary in default                            (2,094)            -
      Repayment of long-term debt                            -          (907)
      Excess tax benefits from stock-based
       compensation                                          -           104
                                                    -------------------------
    Cash (used in) financing activities                (11,475)       (1,481)
                                                    -------------------------
    (Decrease) in cash flow due to changes in
     foreign exchange rates                                (32)          (92)
                                                    -------------------------
    Cash flows provided by (used in) discontinued
     operations
    Net income (loss) from discontinued operations         602          (322)
    Operating                                           (1,584)       (2,125)
    Investing                                           12,986             -
    Financing                                                -             -
                                                    -------------------------
    Cash provided by (used in) discontinued
     operations                                         12,004        (2,447)
                                                    -------------------------
    Increase (decrease) in cash and cash equivalents     1,241        (3,317)

    Cash and cash equivalents - beginning of period        393        24,062
                                                    -------------------------
    Cash and cash equivalents - end of period       $    1,634    $   20,745
                                                    -------------------------
                                                    -------------------------
    Non-cash financing activities:
    Purchase of indebtedness by
     Ontario 2118769 Inc.                           $   21,407    $        -
    Payment of expenses in connection with
     purchase of indebtedness by
     Ontario 2118769 Inc.                           $      267    $        -
    Other:
    Cash paid for interest                          $      470    $      397
    >>

    %SEDAR: 00003887E          %CIK: 0001005531

    /For further information: Carla Aedo, Telephone: (905) 479-8762/
    (COB.A.)

CO:  CoolBrands International Inc.

CNW 21:02e 14-MAR-07